Mail Stop 4561

February 8, 2009

Via U.S. mail and facsimile
Mr. David A. Harrell
Chief Executive Officer
OptimizeRx Corporation
407 Sixth Street
Rochester, MI 48307

      Re: **OptimizeRx Corporation**
               Amendment No. 2 to Registration Statement on Form S-1
               Filed January 30, 2009
               File No. 333-155280

Dear Mr. Harrell:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments.

General

1.   We note your response to comment 2 of our letter dated January 13, 2009 and reissue it in part. Given that you awarded stock options to Mr. Harrell during 2008, please provide the information required by the Instruction to Item 402(n)(2)(vi) and by Item 402(o)(4) of Regulation S-K in regard to the option award. Please also provide, pursuant to Item 402(p), a table showing Outstanding Equity Awards at Fiscal Year-End for December 31, 2008 to reflect Mr. Harrell's award, or tell us why the table is not required. Finally please update your Director's compensation discussion for the year ended December 31, 2008.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Mr. David A. Harrell
OptimizeRx Corporation
February 8, 2009
Page 2

        Please contact Donna Levy at (202) 551-3292 or, in her absence, me at (202) 551-3503 with any questions. If you thereafter require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at 202-551-3730.

                                        Sincerely,

                                        David L. Orlic
                                        Special Counsel

cc: Tara Guarneri, Esq. (via facsimile—212-930-9725)
        D. Levy